manatt manatt | phelps | phillips	Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

October 5, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Christina Chalk, Esq. Senior Special Counsel – Office of Mergers and Acquisitions

Re:	Monster Digital, Inc.
Schedule TO-I filed September 25, 2017
File No. 5-9011

Dear Ms. Chalk:

On behalf of Monster Digital, Inc. (the “Company”), we hereby submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 4, 2017 regarding the above referenced Schedule TO-I (the “Schedule TO”).

To assist your review of our response to the comments set forth in the letter, we have set forth below in full the Staff’s comments contained in the letter, together with the Company’s responses thereto. All capitalized terms not specifically defined herein shall have the meaning assigned to such terms in the Schedule TO.

Schedule TO – General

1. In your response letter, please identify the exemption from the registration requirements of Section 5 of the Securities Act of 1933 upon which you believe you may rely in connection with the current offer/sale of the common shares underlying the Amended Warrants to be issued in this offer. In this regard, we note that pursuant to the terms of this exchange offer, the Amended Warrants are immediately exercisable. In addition, we note the disclosure that the registration statement for the common shares underlying some of the Original Warrants has lapsed and that “all shares of common stock issuable upon exercise of the Original Warrants or Amended Warrants are ‘restricted securities.’”

Company Response:

As discussed further below, the Company intends to rely on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder for an exemption of the Offer to Amend and Exercise and the issuance of the underlying common shares.

Offer to Amend and Exercise – Summary of Terms, page 1

2. In the Conditions section on page 2 of the Summary Term Sheet, as we understand the disclosure, you state that tenders will not be accepted from holders of Original Warrants who cannot certify that they are accredited investors as defined in Rule 501(a). See also, the disclosure under “Eligible Holders” on page 1 of this section and the disclosure in the Conditions to the Offer to Amend and Exercise section on page 56 of the offer materials. Please provide an analysis as to how this complies with the all-holders provisions of Rule 13e-4(f)(8)(i).

Company Response:

As discussed, the Company recognizes the need to comply with the all-holders provisions of Rule 13e-4(f)(8)(i). As mentioned above, the Company intends to rely on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder for an exemption of the Offer to Amend and Exercise and the issuance of the underlying common shares. This creates a complex situation where the Company expects and believes that virtually all holders of Original Warrants but for the IPO Warrants are expected to be accredited investors (for the reasons set forth below) but one in which the Company cannot give that same level of assurance for holders of the IPO Warrants. Thus, the Company proposes the following to the Staff:

A. There will be two Offers to Amend and Exercise. The Company proposes to make a separate and distinct Offer to Amend and Exercise to all holders of IPO Warrants and a second Offer to Amend and Exercise to all holders of Original Warrants other than the IPO Warrants. The sole difference between the two Offers will be that the Offer to Amend and Exercise to all holders of IPO Warrants will contain a condition that if in excess of 35 non-accredited investors tender further to said Offer, said Offer will be withdrawn and no amendment will be made to the IPO Warrants.

The purpose for this is to comply with the all-holders provision. The Company believes that the IPO Warrants should be treated separately and distinctly from all of the other Original Warrants. The IPO Warrants were registered in connection with the Company’s initial public offering and trade under the symbol MSDIW; the other Original Warrants do not. The shares underlying the IPO Warrants have registration rights attached to them; those underlying the other Original Warrants do not. The holders of the IPO Warrants cannot be ascertained with absolute certainty – although there are 70 record holders of IPO Warrants according the records obtained from the Company’s transfer agent and while the substantial majority of them were investors in previous private placements effected by the Company (solely to accredited investors) and/or also hold other Original Warrants as accredited investors in certain of such private placements where warrants were sold, there is a possibility that in excess of 35 unaccredited investors hold IPO Warrants and may seek to participate in the Offer to Amend and Exercise with respect to said Warrants. In such an event (which the Company believes is remote) there would not be an exemption from registration available and a withdrawal of the Offer to Amend and Exercise with respect to such IPO Warrants would be necessitated. However, for the reasons outlined below, the Company does not expect or believe that there will be 35 non-accredited investors participating in an Offer to Amend and Exercise as it related to Original Warrants other than the IPO Warrants and thus no similar condition would exist in that separate and distinct Offer to Amend and Exercise.

B. The Offer to Amend and Exercise to holders of all Original Warrants other than IPO Warrants will be offered to all holders of such warrants regardless of their status. The Company will make a separate and distinct Offer to Amend and Exercise to all holders of Original Warrants other than the IPO Warrants and indicate that all such holders, whether accredited or non-accredited, are eligible to participate in such Offer to Amend and Exercise.

By way of background, all Original Warrants but for the IPO Warrants were initially issued to investors in each case in reliance on the exemption from registration provided by Rule 506(b) of Regulation D. In connection with such transactions, all of the initial holders of such Original Warrants represented to the Company that they were “accredited investors” within the meaning of Rule 501 under Regulation D. There are 92 current holders of such Original Warrants, which holders include all of the initial holders of such Original Warrants as well as 12 transferees who acquired such Original Warrants from one of the initial holders. In connection with such transfers, all of these transferees of such Original Warrants represented that they were accredited investors at the time of transfer.

Based on their prior representations, the Company anticipates that each of the holders of such Original Warrants are accredited investors, and that said Offer to Amend and Exercise will qualify for an exemption from registration under the Securities Act. Further, the Company does not anticipate that any holder of such Original Warrants who desires to participate in the Offer to Amend and Restated will fail to continue to qualify as an accredited investor, but, in the event that one or more holders does fail to qualify, the Company believes and expects that the number of such holders will not be greater than thirty five.

C. Each of the two Offers to Amend and Exercise will now have an Expiration Date of 5:00 pm Pacific Tim on November 3, 2017.

By means of the aforementioned proposal, the Company believes that each of the proposed Offers to Amend and Exercise will be open to all holders of Original Warrants as required by Rule 13e-4(f)(8)(i).

Conditions to the Offer to Amend and Exercise, page 56

3. Refer to the condition listed in (i) here. All offer conditions must be satisfied or waived as of the expiration of the offer, when tendering holders’ right to withdraw from the offer is suspended. Since this offer expires on October 30, 2017 and the shareholder meeting to approve the merger does not take place until October 31, 2017 and the issuance of additional shares to be issued upon exercise of the Amended Warrants, it does not appear that this offer condition can be satisfied as of the expiration of the offer. Please revise or advise.

Company Response:

In response to the Staff’s comment, each of the two Offers to Amend and Exercise will now have an Expiration Date of 5:00 pm Pacific Time on November 3, 2017, which will be after the date of the shareholder meeting.

4. See our last comment above. Expand condition (i) to specify the term of the offer condition. That is, explain what Monster Digital shareholders must approve under Proposal 6.

Company Response:

In response to the Staff’s comment, each of the two Offers to Amend and Exercise will have a clear explanation of what Monster Digital shareholders must approve under Proposal 6.

Should this proposal be acceptable to the Staff, the Company would immediately file documentation as outlined above in response to the Staff’s comments.

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (714) 371-2501 if you have any questions relating to the Schedule TO or this letter.

Very truly yours,
Thomas J. Poletti, Esq.

cc:	David Clarke David Olert